UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Regency Energy Partners LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
Regency LP Acquirer, L.P.
c/o GE Energy Financial Services
General Electric Capital Corporation
General Electric Company
800 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
Attn: General Counsel
Attn: Portfolio Manager
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7

1.	NAMES OF REPORTING PERSONS I.R.S Identification Nos. of Above Persons (Entities Only) Regency LP Acquirer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

NA

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,277,106

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

15,277,106

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,277,106

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.13%[1]

14.	TYPE OF REPORTING PERSON

PN (Limited Partnership)
1 The percentage is based upon 137,217,801 Common Units outstanding as of November 1, 2010, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the Issuer’s “Quarterly Report”), filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2010.

CUSIP No.	75885Y 10 7

1.	NAMES OF REPORTING PERSONS I.R.S Identification Nos. of Above Persons (Entities Only) General Electric Capital Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

NA

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,277,106

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

15,277,106

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,277,106

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.13%[2]

14.	TYPE OF REPORTING PERSON

CO
2 The percentage is based upon 137,217,801 Common Units outstanding as of November 1, 2010, as reported in the Issuer’s Quarterly Report.

CUSIP No.	75885Y 10 7

1.	NAMES OF REPORTING PERSONS I.R.S Identification Nos. of Above Persons (Entities Only) General Electric Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

NA

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,277,106

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

15,277,106

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,277,106

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.13%[3]

14.	TYPE OF REPORTING PERSON

CO
3 The percentage is based upon 137,217,801 Common Units outstanding as of November 1, 2010, as reported in the Issuer’s Quarterly Report.

     This Amendment No. 9 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007, the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008, the Amendment No. 3 to Schedule 13D filed on April 21, 2008, the Amendment No. 4 to Schedule 13D filed on March 11, 2009, the Amendment No. 5 to Schedule 13D filed on September 4, 2009, the Amendment No. 6 to Schedule 13D filed on May 13, 2010, the Amendment No. 7 to Schedule 13D filed on May 28, 2010 and the Amendment No. 8 to Schedule 13D filed on October 27, 2010 (collectively, the “Schedule 13D”).
     General Electric Company, a New York corporation (“GE”), General Electric Capital Corporation, a Delaware corporation (“GECC”) and Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings,” and together with GE and GECC, the “Reporting Persons”) are filing this Amendment to disclose the consummation on December 2, 2010 of the sale by LP Holdings to ZLP Fund, L.P. (“ZLP Fund”), ZLP Master Opportunity Fund, Ltd. (“ZLP Master Opportunity Fund”), ZLP Master Utility Fund, Ltd. (“ZLP Master Utility Fund,” and together with ZLP Fund and ZLP Master Opportunity Fund, the “Zimmer Purchasers”), pursuant to the exercise by the Zimmer Purchasers of their right of first offer under the Common Unit Purchase Agreement (the “Common Unit Purchase Agreement”), dated as of October 22, 2010, by and among LP Holdings, the Zimmer Purchasers and Credit Suisse Management LLC (together with the Zimmer Purchasers, the “Purchasers”), of 5,160,561 Common Units for $125,002,204.90 (the “Option Units”).
     Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.
     The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     The following describes plans or proposals, including those relating to the Common Unit Purchase Agreement, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The Reporting Persons are the beneficial owners of 15,277,106 Common Units following the closing of the sale of the Option Units. On October 22, 2010, LP Holdings and the Purchasers entered into the Common Unit Purchase Agreement pursuant to which the Zimmer Purchasers had a right of first offer with respect to any proposed sale by LP Holdings of Common Units, with such right of first offer expiring on the earlier of (a) LP Holdings providing notice to transfer of an aggregate of $100.0 million of Common Units and (b) December 31, 2010. Pursuant to the terms of the Common Unit Purchase Agreement, the Zimmer Purchasers exercised their right of first offer with respect to the purchase of the Option Units. The closing occurred on December 2, 2010.

     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated as follows:
          (a)-(b) (i) LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 15,277,106 Common Units. These units represent 11.13% of the outstanding Common Units.
               (ii) Neither GECC nor GE directly own any Common Units. By virtue of their indirect ownership interests in LP Holdings, GECC and GE may each be deemed to possess sole voting and dispositive powers with respect to the 15,277,106 Common Units held by LP Holdings.
               (iii) To the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 owns any of the securities identified in Item 1.
          (c) Other than as described in Item 4, none.
          (d) Not applicable
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended to add the following to the end thereof:
     Pursuant to the terms of the Common Unit Purchase Agreement, the Zimmer Purchasers exercised their right of first offer with respect to the purchase of 5,160,561 Common Units for $125,002,204.90. The closing occurred on December 2, 2010.

Item 7. Material to be filed as Exhibits.
Exhibit A — Joint Filing Agreement*
Exhibit B — Common Unit Purchase Agreement, dated as of October 22, 2010, by and among Regency LP Acquirer, L.P. ZLP Fund, L.P., ZLP Master Opportunity Fund, Ltd., ZLP Master Utility Fund, Ltd. and Credit Suisse Management LLC**

*	Filed herewith.

**	Previously filed as Exhibit B to Amendment No. 8 to the Schedule 13D filed by the Reporting Persons with the SEC on October 27, 2010.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2010

Regency LP Acquirer, L.P.
By:	EFS Regency GP Holdco II, LLC

Its: General Partner

By:	Aircraft Services Corporation

its Managing Member

By:	/s/ Tyson R. Yates
	Name:	Tyson R. Yates
	Title:	Vice President

General Electric Capital Corporation
By:	/s/ J. Alex Urquhart
	Name:	J. Alex Urquhart
	Title:	Authorized Signatory

General Electric Company
By:	/s/ J. Alex Urquhart
	Name:	J. Alex Urquhart
	Title:	Vice President, General Electric Company